SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
Form 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of: July, 2006	Commission File Number: 001-14460
AGRIUM INC.
(Name of registrant)
13131 Lake Fraser Drive S.E.
Calgary, Alberta,
Canada T2J 7E8
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):     ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):     ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☑
If “Yes” is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNATURES
          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AGRIUM INC.
Date: July 19, 2006	By:	/s/ GARY J. DANIEL
		Name:	Gary J. Daniel
		Title:	Senior Legal Counsel & Assistant Corporate Secretary

EXHIBIT INDEX

Exhibit	Description of Exhibit

1.	Press Release # 06-026 dated July 19, 2006

NEWS RELEASE FOR IMMEDIATE RELEASE Agrium and Northern Lights sign MOU for long-term low-cost feedstock	06-026
Date: July 19, 2006

Contact:
Investor/Media Relations:
Richard Downey
Director, Investor Relations
Phone (403) 225-7357

Christine Gillespie
Investor Relations Manager
Phone (403) 225-7437

Contact us at: www.agrium.com
ALL AMOUNTS ARE STATED IN U.S.$

CALGARY, Alberta — Agrium Inc. (TSX and NYSE: AGU) announced today that it has entered into a Memorandum of Understanding (MOU) with the Northern Lights Partnership for the supply of hydrogen and other products from a proposed Northern Lights’ heavy oil, or bitumen, upgrader and gasification facility to Agrium’s Redwater, Alberta nitrogen and phosphate operations. Low-cost hydrogen from the gasification facility would replace natural gas as the feedstock for Agrium’s Redwater, nitrogen facility. Northern Lights Partnership is a partnership between Synenco Energy Inc. and SinoCanada Petroleum Corporation.
“We are excited about the opportunity to capitalize on the unique Alberta oilsands resources, including obtaining a new, stable, long-term, low-cost source of raw materials for our Redwater nitrogen, phosphate and sulphate facility. We believe this project is an excellent example of how we can work with industry partners to take low-grade by-product hydrocarbons and add value for the environment and local economy. This project also illustrates our continued focus on enhancing Agrium’s competitive cost position,” said Mike Wilson, Agrium President and CEO.
Northern Lights’ proposed bitumen upgrading process creates asphaltenes as a by-product, which in turn would be used as a feedstock for gasification and the production of hydrogen and other products. The MOU provides a framework for Agrium and Northern Lights to negotiate a long-term supply contract, whereby Agrium would obtain hydrogen, nitrogen, carbon dioxide and by-product sulphur. Hydrogen prices would not be tied to NYMEX or AECO natural gas prices and would therefore be more stable and predictable. Plant modifications would need to be made at the Redwater nitrogen facility in order for it to use a hydrogen feedstock, primarily to construct infrastruture and utilities to tie-in the two facilities. By-product sulphur would be supplied at no cost for production of phosphate and ammonium sulphate. Start-up of the Northern Lights Upgrader is anticipated for late 2010 and would be located adjacent to Agrium’s Redwater facility.
About Agrium
Agrium Inc. is a leading global producer and marketer of agricultural nutrients and industrial products and a major retail supplier of agricultural products and services in both North and South America. Agrium produces and markets three primary groups of nutrients: nitrogen, phosphate and potash as well as controlled release fertilizers and micronutrients. Agrium’s strategy is to grow through incremental expansion of its existing operations and acquisitions as well as the development, commercialization and marketing of new products and international opportunities.
About Synenco
Synenco (TSX: SYN), a Calgary-based oil sands company, holds a 60% interest in and is the Managing Partner of the Northern Lights Partnership (NLP). SinoCanada Petroleum Corporation, an indirect wholly-owned subsidiary of Sinopec, owns the remaining 40% of NLP. NLP is the owner of the Northern Lights Project, an oil sands mining and bitumen extraction project northeast of Fort McMurray, Alberta, and a heavy oil upgrader project located in Sturgeon County northeast of Edmonton, Alberta. The independent best estimate of NLP’s resource is 1.49 billion barrels of in-place bitumen. NLP also holds extensive coal lease applications in the Athabasca region in north eastern Alberta. In addition to its interest in NLP, Synenco holds a 100% interest in an oil sands lease adjacent to the NLP lands.
Certain statements in this press release constitute forward-looking statements. Such forward-looking statements involve known and unknown risks and uncertainties as well as various assumptions and business sensitivities, including those referred to in the management discussion and analysis section of the Corporation’s most recent Annual Report to shareholders as well as those risk factors described in the Corporation’s most recent Annual Information Form, which may cause the actual results, performance or achievements of the Corporation to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Other factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to, global oil prices, North American gas prices, general economic, market and business conditions, capital construction costs, changes in plans and potential delays in building the proposed bitumen upgrader, performance of other parties, risks associated with technology, plans to finance and implement the conversion of the Redwater Nitrogen Facility (including changes in development plans, capital construction costs, construction progress, time required for the conversion and its expected profitability), changes in environmental and other laws and regulations, regulatory approvals, other development and operating risks, our ability to successfully implement our strategic initiatives, and the negotiation of a definitive long-term supply agreement as contemplated in the MOU described in this press release. Agrium disclaims any intention or obligation to update or revise any forward-looking information as a result of new information or future events.